UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

________________________________________

StepStone Private Credit Fund LLC
(Name of Subject Company (Issuer))

StepStone Private Credit Fund LLC
(Names of Filing Person (Offeror and Issuer))

Limited Liability Company Interests
(Title of Class of Securities)

________________________________________

None
(CUSIP Number of Class of securities)

Darren Friedman
Chief Executive Officer
StepStone Private Credit Fund LLC
277 Park Avenue, 44th Floor
New York, New York 10172
(212) 351-6100
(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

________________________________________

Copies to:
Richard Horowitz, Esq.
Clay Douglas, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

________________________________________

The information contained in the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”), respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1.       Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.       Subject Company Information.

(a)              The name of the issuer is StepStone Private Credit Fund LLC (the “Company”). The Company is an externally managed closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware limited liability company. The principal executive office of the Company is located at 277 Park Avenue, 44th Floor, New York, New York 10172 and the telephone number is (212) 351-6100.

(b)              As of the close of business on June 30, 2024, there were 21,584,845.016 shares of the Company’s limited liability company interests (the “Shares”) outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 1,079,243 Shares that are properly tendered by holders of the Shares (“Shareholders”) and not properly withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Company’s Shares outstanding as of June 30, 2024.

(c)              The Shares are not traded in any market.

Item 3.       Identity and Background of Filing Person.

(a)              The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. StepStone Group Private Debt LLC (the “Adviser”) serves as the investment manager for the Company. The Adviser is located at 277 Park Avenue, 44th Floor, New York, New York 10172 and the telephone number is (212) 351-6100. The members of the Company’s Board of Directors (the “Board”) are Darren Friedman, Edward U. Gilpin, Ariel Goldblatt, Julie Persily and Michael J. Zupon (each, a “Director”). The Chief Executive Officer is Darren Friedman, the Chief Financial Officer and Corporate Secretary is Joseph Cambareri, the Treasurer is Chris Park and the Chief Compliance Officer is Vikas Sharma. The Directors and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.

(b)-(c)        Not applicable.

Item 4.       Terms of the Transaction.

(a)(1)(i)      Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 1,079,243 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on August 30, 2024 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)     The purchase price of a Share (or portion thereof) tendered will be its net asset value as of September 30, 2024, or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Company has received and accepted their tender. If a Shareholder’s Shares are accepted for payment, the Company will effect payment for those Shares in cash promptly by wire transfer after the net asset value per Share as of the Valuation Date is finalized, which payment of repurchase proceeds will occur no later than 65 days after the August 30, 2024 expiration date (unless extended by the Company as described in the Offer to Purchase). A form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and is incorporated herein by reference.

(iii)   The Offer is scheduled to expire on August 30, 2024 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)   Not applicable.

(v)    Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)   Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)  Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii) Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)   Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)    Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)   Not applicable.

(xii)  Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)          Not applicable.

(b)              Any Shares to be purchased from any officer, Director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the officers, Directors, or affiliates (with the exception of any shareholders of the Company who may be deemed to be affiliates solely due to their ownership of Shares) of the Company intends to tender Shares in the Offer.

Item 5.       Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)-(d)        Not applicable.

(e)              Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. The Board has the discretion to determine whether the Company will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Company purchase Shares from Shareholders quarterly. However, the Company is not required to conduct tender offers.

Except as previously disclosed in the Company’s filings with the SEC, the Company does not know of any contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Company, any of the Company’s executive officers or Directors, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.       Purposes of the Transaction and Plans or Proposals.

(a)-(b)        Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)              Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because the Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7.       Source and Amount of Funds or Other Consideration.

(a)-(b)        Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)              Not applicable.

(d)              None of the Company, the Adviser or the Board or any person controlling the Company, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Shareholders.

Item 8.       Interest in Securities of the Subject Company.

(a)              Based on the number of Shares outstanding as of June 30, 2024, the following persons own the number of Shares indicated in the below table (based on beneficial ownership as defined under Exchange Act Rule 13d-3):

Person	Shares	Percentage of the Company’s Outstanding Shares
Adviser	400	*
Darren Friedman	—	—
Edward U. Gilpin	—	—
Ariel Goldblatt	—	—
Julie Persily	—	—
Michael J. Zupon	—	—
Joseph Cambareri	—	—
Chris Park	—	—
Vikas Sharma	—	—

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*        Less than 1%.

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)              Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Company has not issued any Shares to the Adviser, Directors or officers of the Company. Except as previously disclosed in the Company’s filings with the SEC in connection with the Company’s private continuous offering of Shares, there have been no other transactions in Shares effected during the past sixty (60) days by the Company, the Adviser, or any Director or executive officer of the Company, or any person controlling the Company or the Adviser.

Item 9.       Persons/Assets Retained, Employed, Compensated or Used.

(a)              No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.     Financial Statements.

(a)              The audited annual financial statements of the Company dated December 31, 2023, included in the Company’s annual report on Form 10-K filed with the SEC on EDGAR on March 25, 2024, are incorporated by reference. The Company will prepare and make available to Shareholders the audited annual financial statements of the Company within 90 days after the close of the period for which the report is being made.

The Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

Reports and other information about the Company are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

(b)              Not applicable.

Item 11.     Additional Information.

(a)              (1)    None.

(2)    None.

(3)    Not applicable.

(4)    None.

(5)    None.

(c)              The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.     Exhibits.

(a)(1)          (i)     Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)    Offer to Purchase.

(iii)   Form of Letter of Transmittal.

(iv)   Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.

(v)    Form of Notice of Withdrawal of Tender.

EX-FILING FEES Calculation of Filing Fees Table

(a)(2)-(4)    Not applicable.

(d)              Not applicable.

(g)              Not applicable.

(h)              Not applicable.

107             Calculation of Filing Fees Table.

Item 13.     Information Required by Schedule 13e-3.

Not applicable.

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.
(a)(1)(v)	Form of Notice of Withdrawal of Tender.
107	Calculation of Filing Fees Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

StepStone Private Credit Fund LLC
Date: August 1, 2024	By:	/s/ Joseph Cambareri
Joseph Cambareri
Chief Financial Officer and Corporate Secretary